MANDALAY DIGITAL GROUP, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Mandalay Digital Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies as follows:

1.             That the following new paragraph is hereby added to the end of Paragraph A. of Article FOURTH of the Certificate of Incorporation, as amended, of the Company:

"As of the close of business on April 19, 2013 (the "Effective Time"), each five (5) shares of Common Stock issued and outstanding immediately prior thereto, shall be automatically combined into one (1) share of Common Stock. No fractional shares shall be issued to the stockholders in connection with such reverse stock split, but in lieu thereof the corporation shall pay cash for each fractional share equal to the product obtained by multiplying: (a) the average closing sales price of the Common Stock as reported on the Over-the-Counter Bulletin Board for the five trading days preceding the effective date of such combination, or if the Common Stock is not at such time quoted on the Over-the-Counter Bulletin Board, then as reported on the highest tier of the OTC Markets on which the Common Stock is then quoted; by (b) the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above."

2.            That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law ("DGCL"), by approval of the Board of Directors of the Company and, in accordance with the provisions of Section 228 of the DGCL, by written consent by the holders of outstanding common stock and the by the holders of the outstanding Series A Convertible Preferred Stock, voting together, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. There are 100,000 shares of the Company's Series A Convertible Preferred Stock outstanding.

3.            The Effective Time of the amendment herein certified shall be the close of business on April 19, 2013.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be duly executed by its authorized officer this 28th day of March, 2013.

Mandalay Digital Group, Inc.

By:	/s/ Peter Adderton
Peter Adderton
Chief Executive Officer